UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K was submitted in connection with the resignation of Mr. Zhe Wei as a director of OneSmart International Education Group Limited ( the “Company”) and a member of the audit committee, compensation committee and nominating and corporate governance committee of the Board, due to his personal reasons, effective from April 9, 2021. The Company is grateful for Mr. Wei’s valuable contribution to the Company during his term with the Company.

Dr. Yan Gong, a director of the Company, has been designated as chairman of the compensation committee of the Board to replace Mr. Zhe Wei, effective from April 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By	:	/s/ Honggang Zuo
Name	:	Honggang Zuo
Title	:	Director, Chief Financial Officer and Chief Strategic Officer

Date: April 9, 2021